Exhibit 99.1

                                                          [BANK OF BERMUDA LOGO]


              Bank of Bermuda Announces Third Quarter 2002 Results


(HAMILTON, BERMUDA, 21 OCTOBER 2002) - Bank of Bermuda (Nasdaq:BBDA; BSX:BOB) today announced third quarter diluted earnings per share of $0.46 on a U.S. GAAP basis, compared with $0.76 in the year-ago quarter. On a core operating basis, diluted earnings per share were $0.53 for the current quarter and $0.87 a year-ago.

Edward H. Gomez, Chief Financial Officer, commented: "While our businesses continue to be fundamentally sound and to build their client bases, the extremely difficult business environment and market conditions present an ongoing challenge. The principal driver for the current quarter's decline in earnings was poor performance by our outsourced securities portfolio. An unusual combination of market factors resulted in a year-over-year deterioration against benchmark earnings equal to $0.28 per share. We also continued to feel the effects of the persistent declines in equity markets and sustained low interest rates. These factors pressured both our revenue streams of fee income and interest earnings, as they adversely impacted fees based on the value of client assets and transaction-driven fees. They also suppressed margins on the reinvestment of free and low-interest bearing deposits. Nevertheless, our fee revenues continue to show strength, and we are pleased to report another quarter's growth by our largest business, Global Fund Services. This is a significant achievement in the current economic climate, and it demonstrates our sound positioning in our chosen markets."

Mr. Gomez continued: "With respect to our outsourced securities portfolio, you will recall that four years ago the Bank appointed a leading independent investment manager to manage a portion (currently about 13%) of our approximately $10 billion in total investable assets. The purpose for outsourcing was to improve diversification and enhance long-term returns by enabling us to invest in asset types for which we do not have in-house expertise. The outsourced


                                 [PRESS RELEASE]
portfolio is marked-to-market with changes in value immediately reflected in net income. This strategy has been successful from inception and has contributed to the Bank's earnings in line with expectations. In the current year, however, there has been increased volatility in portfolio earnings as a result of market turmoil and uncertainty about the future course of interest rates, and these conditions are expected to continue. We have therefore decided to reduce the size of the portfolio in order to improve earnings stability in this climate. This change will take place over the next several months."

Chief Executive Officer, Henry B. Smith, added: "We remain focused on the growth of our core businesses and we continue to see compelling opportunities in market niches that value our specialist skills. We are adding new clients and actively marketing our services in markets where we feel we have a clear competitive advantage. At the same time we are maintaining strict cost discipline throughout the organization in recognition of the difficult economic conditions. Despite these conditions, however, we are seeing ongoing demand for our products and services and steady growth in our largest business. We are therefore confidently growing our sales teams in key markets, and I continue to be enthusiastic about our positioning for future growth."

QUARTER ENDED 30 SEPTEMBER 2002 COMPARED WITH QUARTER ENDED 30 SEPTEMBER 2001

Total core operating revenues were $102.4 million, compared with $110.2 million for the 2001 third quarter. The decline was the result of interest earnings pressures and, most significantly, reduced earnings on Bank of Bermuda's outsourced securities portfolio, which is accounted for on a marked-to-market basis. Non-interest income grew 6% to $66.6 million, from $62.9 million last year, and represented 65% of total core operating revenues.

Global Fund Services fees were $32.2 million, $2.9 million higher than a year ago. Nearly 60% of the increase was generated in the Far East, driven largely by a growing pension fund business. In Europe, Global Fund Services fees were up $1.0 million, an increase of 11%, driven by growth in alternative fund business. North America also reported higher revenue.

Private Trust fees of $7.5 million were $0.3 million higher, as slight increases in various fee based services during the quarter offset the impact of weakness in client asset values. Investment Services fees were marginally higher than last year at $9.9 million, as increased management fees of $0.4 million were reduced by lower equity execution fees which fell by $0.3 million due to lower trading volumes. Assets in Bank of Bermuda's range of mutual funds totalled $6.4 billion, compared with $5.9 billion at 30 September 2001, with the increase driven by growth in the Corporate Money Fund, up $0.7 billion.

Foreign Exchange fees totalled $10.9 million, a 9.6% increase over the same quarter in 2001. Foreign exchange activity rose as clients adjusted their positions as a result of stock market volatility. Banking fees were $6.1 million in the quarter, down $0.6 million from a year ago.

Net interest income for the third quarter was $45.2 million down 5% from $47.8 million recorded during the same period in 2001. Average interest earning assets fell nearly 8% to $9.7 billion, mainly due to lower term liabilities. The net interest margin for the third quarter of 2002 was 1.85%, compared with 1.80% in the same period last year. This is largely the result of interest income on Bank of Bermuda's outsourced securities portfolio, which includes longer duration assets and was increased in size from an average of $517 million for the 2001 third quarter to $1,328 million for the 2002 third quarter. This portfolio generated a gross yield, before the effect of hedging instruments included as part of investment income, of 3.91%. Excluding the effects of gross interest earned on longer-duration instruments, Bank of Bermuda experienced ongoing margin compression reflecting lower returns on the reinvestment of free and low interest-bearing balances in the current low interest rate environment.

As at 30 September 2002, Bank of Bermuda's marked-to-market securities portfolio had a total net asset value of $1.3 billion, and gross interest earned for the third quarter was $13.1 million. Realised and unrealised losses on the marked-to-market portfolio totalled $12.9 million ($1.1 million in the 2001 third quarter). This portfolio is managed by a third party investment manager in accordance with strict duration and quality guidelines, and has an average credit quality of triple-A. The use of an independent investment manager enables Bank of Bermuda to improve asset diversification by investing in securities for which it does not have in-house expertise, notably mortgage products and asset-backed securities, which represented approximately 80% of the portfolio at 30 September 2002. These assets tend to be of longer-duration than the Bank's target level, and the overall portfolio duration is reduced accordingly using interest rate swaps and futures. Because the portfolio is marked-to-market, movements in fair value are recognised in earnings as they occur. With an upward sloping yield curve, this portfolio strategy results in a higher yield on the longer-duration assets, which is included in interest-earnings, being reduced by a loss on revaluation of the related hedging instruments, which is accounted for as an investment loss. The net investment loss due to hedging back to a shorter duration was $5.2 million for the current quarter. The remaining decline in value was driven by a combination of factors: firstly, a widening of spreads due to credit deterioration; secondly, a higher rate of mortgage prepayment due to further interest rate declines, and, thirdly, the effect of yield curve positioning.

Investment and other income, excluding the marked-to-market portfolio, was a loss of $138 thousand for the 2002 third quarter, compared with income of $396 thousand a year ago. Realised gains on the available for sale portfolio totaled $2 million, compared with $2.5 million last year. In both periods, non-recurring items reduced this gain. In the current quarter, those items were a $2.5 million provision to reduce the book value of Bank of Bermuda's property in Cayman to its estimated realisable value and a $954 thousand write-down of an equity investment. These items were partly offset by a realised gain of $1.3 million on sale of an office building in one of Bank of Bermuda's overseas offices. These non-recurring items are not included in core operating results.

US GAAP operating expenses were $84 million, 2.2% higher than the year-ago quarter when expenses included $1.3 million relating to start-up costs of a cancelled business venture, which are excluded from core operating performance. On a core operating basis, expenses were up 3.9%, with the impact of increased salaries costs reduced by lower corporate, marketing and other expenses.
Year-to-date expenses were $8.1 million, or 3.1%, lower that the prior year-to-date.

Net income for the quarter in accordance with U.S. GAAP, was $14.1 million, compared with $23.9 million in the 2001 third quarter. On a core operating basis, net income was $16.2 million in the current quarter and $27.3 million a year ago.



                                    - Ends -

-------------------------------------------------------------------------------

(1)  Reconciliation of U.S. GAAP Results to Core Operating Results
     -------------------------------------------------------------

                                                         Quarter ended 30          Quarter ended 30
(In $000's, except per share figures)                     September 2002            September 2001
                                                          --------------            --------------
                                                         Net        Diluted        Net       Diluted
                                                       Income         EPS         Income       EPS
                                                       ------         ---      -  ------       ---
U.S. GAAP                                              14,060        0.46        23,888        0.76
  Non-Core Items:
  Non-core investment loss                      (a)       954        0.03         2,136        0.07
  Cancelled start-up costs                      (b)       -            -          1,259        0.04
  Realised gain on sale of property                    (1,291)      (0.04)          -           -
  Impairment of property available for sale             2,472        0.08           -           -
                                                ----------------------------------------------------
  Core Operating Results                               16,195        0.53        27,283        0.87
                                                ----------------------------------------------------

The above 2001 reconciling items are explained on the indicated pages in the Bank's December 2001 Annual Report: (a) Pages 25 & 26; (b) Page 28

--------------------------------------------------------------------------------
                           FORWARD LOOKING STATEMENTS

This media release may be deemed to include forward looking statements in that they do not relate strictly to historical facts. These statements often use words such as "anticipate", "expect", "intend", "believe", "prospects", "plan", "goal", "may", or other words of similar meaning. These statements may relate to our future plans, objectives and results and represent only our belief regarding these matters, which, by their very nature, are inherently uncertain and outside our control. Such forward looking statements speak only as of the date they are made and involve certain risks and uncertainties, including worldwide economic conditions; volatility and fluctuations in securities markets, foreign exchange rates, and interest rates; inflation; changes in savings rates and investment behavior; changing pension requirements in target markets; government regulations, including banking regulations; local economic conditions; and
competition in the geographic and business areas in which we conduct our operations. These, and other, risks and uncertainties could cause actual results to differ materially from those indicated by forward looking statements. Bank of Bermuda's 2001 Annual Report includes additional information about factors that could affect actual results in the section entitled "Forward Looking Statements".
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTES TO EDITORS

The Bank's results are stated in accordance with generally accepted accounting principles in the United States.

BANK OF BERMUDA
Bank of Bermuda is an international financial institution that provides banking, trust, asset management, fund administration and global custody services to its corporate, private and retail clients. Founded in 1889, its global headquarters are in Bermuda, and it has offices or subsidiaries in the Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, Luxembourg, New York, New Zealand, and Singapore. It has representative offices in Bahrain and London.

The Bank is a publicly-traded corporation,  listed on the Bermuda Stock Exchange
(BOB) and Nasdaq (BBDA).

Further information on Bank of Bermuda is located on the Internet at www.bankofbermuda.com.

CONFERENCE CALL NOTICE:
The Bank of Bermuda Limited will host an Internet broadcast of its third quarter earnings conference call on TUESDAY, OCTOBER 22, 2002 AT 10:00 A.M. (EST). The call will be accessible on Bank of Bermuda's Investor Relations home page, at www.bankofbermuda.com/investorrelations/webcast.htm and by toll-free telephone in the U.S. at (800)-360-9865 and by toll from outside the U.S. at
(973)-694-6836.

A recorded replay of the earnings conference call will be available on the Bank's web site beginning at 12:00 p.m. (EST) that day.

--------------------------------------------------------------------------------
FOR MORE INFORMATION PLEASE CONTACT:
ALISON J. SATASI, Head of Investor Relations
Bank of Bermuda
Telephone: (441) 299-6851
Facsimile: (441) 299-6559
E-mail: Investor_Relations@BankofBermuda.com

                                                                    BANK OF BERMUDA
                                                                   FINANCIAL SUMMARY
                                                    (Dollars in millions, except per share amounts)


                                                                                   For the Quarter
                                                              -----------------------------------------------------
                                                              --------------------- -------------------------------
     For the Year                                                   2001               2002
-------------------                                           --------------------- -------------------------------
  2000         2001                                              3rd          4th       1st       2nd         3RD
-------------------                                           --------------------- -------------------------------

                        U.S. GAAP EARNINGS
  115.8        60.1     Net income                               23.9          1.4      26.6      20.4       14.1

                        Earnings per share
   3.86        2.00     -Basic* (a)                              0.80         0.04      0.89      0.68       0.48
   3.77        1.91     -Diluted* (a)                            0.76         0.04      0.85      0.65       0.46
-------------------                                           --------------------- -------------------------------

                        CORE OPERATING RESULTS(b)

  247.2       257.0     Non-interest income                      62.9         67.5      63.7      66.8       66.5
  203.1       188.4     Net interest earnings                    44.8         39.9      41.0      37.5       33.8
                        Investment income/(loss) on
    3.9         5.7      available for sale securities            2.5         (1.7)      0.7       1.7        2.0
-------------------                                           --------------------- -------------------------------
  454.2       451.1         Core revenues                       110.2        105.7     105.4     106.0      102.3

  318.6       339.2     Core operating expenses                  80.9         87.1      79.8      83.9       84.0
    7.2         6.8     Income taxes                              2.0          1.0       2.2       1.7        2.1
-------------------                                           --------------------- -------------------------------
  128.4       105.1         CORE OPERATING EARNINGS              27.3         17.6      23.4      20.4       16.2
===================                                           ===================== ===============================

                        CORE OPERATING EARNINGS PER SHARE
   4.28        3.51     -Basic* (a)                              0.91         0.59      0.78      0.68       0.55
   4.18        3.35     -Diluted* (a)                            0.87         0.57      0.75      0.65       0.53

-------------------                                           --------------------- -------------------------------
  21.5%       16.6%     RETURN ON EQUITY (c)                    17.2%        11.1%     14.6%     12.5%       9.9%
-------------------                                           --------------------- -------------------------------


                        STOCK PRICE / DIVIDEND RATIOS

   1.37        0.98     Cash dividends per share*                0.24         0.25      0.27      0.27       0.27
  36.3%       51.3%     Dividend payout ratio (d)               31.6%       625.0%     31.8%     41.5%      58.4%
  41.36       48.00     Closing stock price*                    36.36        48.00     44.15     44.75      32.60
  20.90       21.04     Book value per share*                   21.37        21.04     21.70     22.07      22.48

-------------------------------------------------------------------------------------------------------------------

* Prior period per share data have been restated to reflect the 1-for-10 stock dividend paid to shareholders of record on December 31, 2001.

(a) Basic earnings per share is the result of dividing earnings by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.

(b) A reconciliation between U.S. GAAP Net Income and Core Operating Earnings is shown on page (3).

(c) Return on average common equity has been calculated using Core Operating Earnings. Quarterly amounts have been annualised based on the average of quarter-end balances.

(d) Dividend payout ratio has been calculated based on cash dividends per share divided by diluted net income per share (US GAAP Net Income).

                                                           BANK OF BERMUDA
                                             CONSOLIDATED STATEMENT OF INCOME (US GAAP)
                                                       (Dollars in thousands)


                                                                                                   For the Quarter
                                                                           ---------------------------------------------------------
     For the Year                                                             2001                      2002
-----------------------                                                    ---------------------    --------------------------------
   2000        2001                                                        3rd          4th          1st          2nd         3RD
-----------------------                                                    ---------------------    --------------------------------

                           REVENUE
                           Non-interest income
  103,062      117,682       Global fund services                           29,343       30,817      31,012      32,182      32,203
   30,076       30,427       Trust and related services                      7,227        7,186       7,770       7,818       7,500
   46,166       40,736       Investment services                             9,748       10,622      10,410      10,601       9,859
   42,091       42,394       Foreign exchange earnings                       9,966       10,776       9,407      10,469      10,923
   25,272       24,395       Banking services                                6,714        6,729       5,304       5,860       6,076
      552        1,343       Other non-interest income/(loss)                 (122)       1,417        (177)       (105)         (1)

-----------------------                                                    ---------------------    --------------------------------
  247,219      256,977         Total Non-Interest Income                    62,876       67,547      63,726      66,825      66,560
-----------------------                                                    ---------------------    --------------------------------

                           Interest income
  232,318      159,091       Interest on deposits                           37,804       22,467      16,121      19,640      21,137
  131,430      104,171       Interest on loans                              23,749       21,735      21,633      23,030      22,401
  233,964      191,291       Interest on marketable securities - AFS        43,362       34,663      24,751      20,404      20,821
   34,320       32,659       Interest on marketable securities - trading     7,698        9,547      13,458      13,536      13,088
-----------------------                                                    ---------------------    --------------------------------
  632,032      487,212         Total interest income                       112,613       88,412      75,963      76,610      77,447

  427,028      289,538     Interest expense                                 64,812       42,032      33,042      32,669      32,206
-----------------------                                                    ---------------------    --------------------------------
  205,004      197,674     Net interest income                              47,801       46,380      42,921      43,941      45,241
   (2,641)      (2,662)    (Provision for)/recovery of bad debts            (1,898)        (764)        306         287       1,429
-----------------------                                                    ---------------------    --------------------------------
  202,363      195,012     Net interest income after loan losses            45,903       45,616      43,227      44,228      46,670
   (1,060)      (6,538)    Investment income/(loss) - trading portfolio     (1,134)      (5,732)     (2,233)     (6,716)    (12,859)
   (7,174)      (1,643)    Investment and other income/(loss)                  396      (10,063)        716       1,718        (138)

-----------------------                                                    ---------------------    --------------------------------
  441,348      443,808         Total Revenue                               108,041       97,368     105,436     106,055     100,233
-----------------------                                                    ---------------------    --------------------------------

                           OPERATING EXPENSES
  161,062      161,359     Salaries                                         40,555       39,608      45,153      44,937      44,888
   51,530       51,858     Pension and staff benefits                       14,041       10,848      12,911      13,727      14,493
   26,969       28,613     Property                                          7,222        7,899       6,709       6,799       6,883
   35,644       39,800     Systems and communications                        9,722       10,260       9,369      10,325      10,189
   44,710       95,330     Corporate, marketing, and other                  10,643       26,337       2,500       8,122       7,590
-----------------------                                                    ---------------------    --------------------------------
  319,915      376,960         Total Operating Expenses                     82,183       94,952      76,642      83,910      84,043
-----------------------                                                    ---------------------    --------------------------------

  121,433       66,848     NET INCOME FROM OPERATIONS, BEFORE TAXES         25,858        2,416      28,794      22,145      16,190

    7,185        6,771     Income taxes from operations                      1,970        1,041       2,175       1,760       2,130
-----------------------                                                    ---------------------    --------------------------------
  114,248       60,077     NET INCOME FROM OPERATIONS, AFTER TAXES          23,888        1,375      26,619      20,385      14,060
-----------------------                                                    ---------------------    --------------------------------

    1,517            -     Cumulative effect of a change in accounting
                            principle                                            -            -           -           -           -
-----------------------                                                    ---------------------    --------------------------------

  115,765       60,077     U.S. GAAP NET INCOME                             23,888        1,375      26,619      20,385      14,060
=======================                                                    =====================    ================================

                                                                  BANK OF BERMUDA
                                                              CORE OPERATING RESULTS
                                                              (Dollars in thousands)

                                                                                                    For the Quarter
                                                                                ---------------------------------------------------
  For the Year                                                                           2001                  2002
-------------------                                                             -------------------   ------------------------------
2000       2001                                                                 3rd        4th        1st        2nd        3RD
-------------------                                                             -------------------   ------------------------------

                        REVENUE
                        Non-interest Income
103,062    117,682        Global fund services                                   29,343     30,817     31,012     32,182     32,203
 30,076     30,427        Trust and related services                              7,227      7,186      7,770      7,818      7,500
 46,166     40,736        Investment services                                     9,748     10,622     10,410     10,601      9,859
 42,091     42,394        Foreign exchange earnings                               9,966     10,776      9,407     10,469     10,923
 25,272     24,395        Banking services                                        6,714      6,729      5,304      5,860      6,076
    552      1,343        Other non-interest income/(loss)                         (122)     1,417       (177)      (105)        (1)
-------------------                                                             -------------------   ------------------------------
247,219    256,977          Total Non-Interest Income                            62,876     67,547     63,726     66,825     66,560
-------------------                                                             -------------------   ------------------------------

205,004    197,674      Net interest income                                      47,801     46,380     42,921     43,941     45,241
   (919)    (6,538)     Investment loss - trading portfolio                      (1,134)    (5,732)    (2,233)    (6,716)   (12,859)
-------------------                                                             -------------------   ------------------------------
204,085    191,136      Net interest earnings before loan losses                 46,667     40,648     40,688     37,225     32,382
   (941)    (2,662)     (Provision for)/recovery of loan losses                  (1,898)      (764)       306        287      1,429
-------------------                                                             -------------------   ------------------------------
203,144    188,474      Net interest earnings                                    44,769     39,884     40,994     37,512     33,811
  3,850      5,672      Investment income/(loss) - available for sale portfolio   2,532     (1,693)       716      1,718      1,997
-------------------                                                             -------------------   ------------------------------
454,213    451,123          Total Core Operating Revenues                       110,177    105,738    105,436    106,055    102,368
-------------------                                                             -------------------   ------------------------------

                        OPERATING EXPENSES
161,062    170,379      Salaries                                                 40,193     44,052     42,944     44,937     44,888
 51,530     54,607      Pension and staff benefits                               13,560     14,081     12,911     13,727     14,493
 26,969     27,615      Property                                                  7,063      7,102      6,709      6,799      6,883
 35,644     39,612      Systems and communications                                9,815     10,111      9,369     10,325     10,189
 43,410     47,009      Corporate, marketing, and other                          10,293     11,726      7,953      8,122      7,590
-------------------                                                             -------------------   ------------------------------
318,615    339,222          Core Operating Expenses                              80,924     87,072     79,886     83,910     84,043
-------------------                                                             -------------------   ------------------------------

135,598    111,901      CORE OPERATING EARNINGS, BEFORE TAXES                    29,253     18,666     25,550     22,145     18,325

  7,185      6,771      Income taxes from operations                              1,970      1,041      2,175      1,760      2,130
-------------------                                                             -------------------   ------------------------------
128,413    105,130      CORE OPERATING EARNINGS, AFTER TAXES                     27,283     17,625     23,375     20,385     16,195
-------------------                                                             -------------------   ------------------------------

                        Reconciliation to U.S. GAAP Net Income
128,413    105,130      Core income from operations, after taxes                 27,283     17,625     23,375     20,385     16,195
 (7,165)    (9,615)  (a)Non-core investment income/(loss)                        (2,136)    (8,370)         -          -       (954)
 (7,000)     2,300   (b)FAC                                                           -          -          -          -          -
      -    (43,437)  (c)Net provision for litigation                                  -    (13,937)     5,453          -          -
                     (d)Adjustments to performance-related compensation due
      -      9,330       to litigation                                                -      4,392       (709)         -          -
      -      4,068   (e)Pension credit                                                -      4,068          -          -          -
      -          -   (f)Restructuring charge                                          -          -     (1,500)         -          -
      -     (7,699)  (g)Cancelled start-up costs                                 (1,259)    (2,403)         -          -          -
      -          -      Realised gain on sale of property                             -          -          -          -      1,291
      -          -      Impairment of property                                        -          -          -          -     (2,472)
  1,517          -      Cumulative effect of a change in accounting principle         -          -          -          -          -

-------------------                                                             -------------------   ------------------------------
115,765     60,077      U.S. GAAP Net Income                                     23,888      1,375     26,619     20,385     14,060
===================                                                             ===================   ==============================

------------------------------------------------------------------------------------------------------------------------------------

        The above 2001 non-core items are explained on the indicated pages in the Bank's December 2001 Annual Report:
(a)     Pages 25 & 26
(b)     Page 25
(c)     Page 28
(d)     Page 28
(e)     Page 27
(f)     Redundancy costs in connection with restructuring of Cayman office.
(g)     Page 28


                                                                   BANK OF BERMUDA
                                                                   PER SHARE DATA
                                             (Dollars and shares in thousands, except per share amounts)


                                                                                                     For the Quarter
                                                                                --------------------------------------------------
   For the Year                                                                     2001                   2002
--------------------                                                            -------------------    ---------------------------
2000         2001                                                               3rd         4th        1st       2nd       3RD
--------------------                                                            -------------------    ---------------------------

                         RECONCILIATION OF CORE AND U.S. GAAP DILUTED EPS
  4.18         3.35      Core income from operations, after taxes                 0.87        0.57       0.75      0.65      0.53
 (0.23)       (0.31)     Non-core investment income / (loss)                     (0.07)      (0.27)         -         -     (0.03)
 (0.23)        0.07      FAC                                                         -           -          -         -         -
     -        (1.38)     Net provision for litigation                                -       (0.45)      0.17         -         -
                         Adjustments to Performance-Related Compensation
     -         0.30           re Litigation cost                                     -        0.14      (0.02)        -         -
     -         0.13      Pension credit                                              -        0.13          -         -         -
     -            -      Restructuring charge                                        -           -      (0.05)        -         -
     -        (0.25)     Cancelled start-up costs                                (0.04)      (0.08)         -         -         -
     -            -      Gain on sale of property                                    -           -          -         -      0.04
     -            -      Impairment of property                                      -           -          -         -     (0.08)
  0.05            -      Cumulative effect of a change in accounting principle       -           -          -         -         -
--------------------                                                            -------------------    ---------------------------
  3.77         1.91        U.S. GAAP NET INCOME                                   0.76        0.04       0.85      0.65      0.46
--------------------                                                            -------------------    ---------------------------


                         CORE OPERATING EARNINGS PER SHARE*
  4.28         3.51      -Basic (a)                                               0.91        0.59       0.78      0.68      0.55
  4.18         3.35      -Diluted (a)                                             0.87        0.57       0.75      0.65      0.53

                         U.S. GAAP EARNINGS PER SHARE*
  3.86         2.00      -Basic* (a)                                              0.80        0.04       0.89      0.68      0.48
  3.77         1.91      -Diluted* (a)                                            0.76        0.04       0.85      0.65      0.46
--------------------                                                            -------------------    ---------------------------


                         AVERAGE SHARES OUTSTANDING*
29,969       29,977      -Basic                                                 29,925      29,975     29,926    29,814    29,441
30,734       31,386      -Diluted                                               31,260      31,212     31,241    31,215    30,412

  1.37         0.98      CASH DIVIDENDS PER SHARE*                                0.24        0.25       0.27      0.27      0.27

                         SHARE PRICE *
 41.77        50.23      High                                                    46.82       48.00      48.00     50.00     45.50
 22.07        34.55      Low                                                     34.55       36.82      43.00     43.50     29.90
 41.36        48.00      Period End                                              36.36       48.00      44.15     44.75     32.60

----------------------------------------------------------------------------------------------------------------------------------

* Prior period per share data and average common share amounts have been restated to reflect the 1-for-10 stock dividend paid to shareholders of record on December 31, 2001.

(a) Basic earnings per share is the result of dividing earnings by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.

                                                              BANK OF BERMUDA
                                                        CONSOLIDATED BALANCE SHEET
                                                           (Dollars in millions)


                                                                                                   For the Quarter
                                                                              ------------------------------------------------------
   For the Year                                                                    2001                   2002
------------------------                                                      --------------------   -------------------------------
2000        2001                                                              3rd         4th        1st         2nd      3rd
------------------------                                                      --------------------   -------------------------------

                         ASSETS
 4,850.3     3,570.0     Cash and Deposits with Banks                          3,818.9     3,570.0    4,255.1    4,013.3    3,555.7
 4,693.8     5,467.9     Marketable Securities                                 4,865.7     5,467.9    4,495.6    4,529.7    4,724.2
 1,514.0     1,477.6     Loans, Less Allowance for Loan Losses                 1,398.6     1,477.6    1,745.5    1,714.5    1,663.3
   137.3       139.1     Premises and Equipment                                  136.6       139.1      138.3      140.2      140.3
    73.4        36.2     Accrued Interest                                         42.3        36.2       35.0       32.2       28.3
   105.0       117.3     Other assets                                            183.9       117.3      124.8      128.3      123.1
---------------------                                                         --------------------   -------------------------------
11,373.8    10,808.1              Total Assets                                10,446.0    10,808.1   10,794.3   10,558.2   10,234.9
=====================                                                         ====================   ===============================

                         LIABILITIES
                         Customer deposits
 5,208.5     5,356.8       Demand                                              4,771.9     5,356.8    5,840.2    5,698.1    5,343.6
 5,301.4     4,586.6       Term                                                4,762.0     4,586.6    4,097.5    3,943.0    4,050.1
---------------------                                                         --------------------   -------------------------------
10,509.9     9,943.4         Total customer deposits                           9,533.9     9,943.4    9,937.7    9,641.1    9,393.7
    39.3        17.7     Accrued interest                                         21.8        17.7       13.5       15.3       11.9
   198.2       217.7     Other liabilities                                       248.5       217.7      194.2      248.6      169.0
---------------------                                                         --------------------   -------------------------------
10,747.4    10,178.8         Total Liabilities                                 9,804.2    10,178.8   10,145.4    9,905.0    9,574.6
---------------------                                                         --------------------   -------------------------------

                         SHAREHOLDERS' EQUITY
    27.2        29.9       Common share capital                                   27.3        29.9       29.9       29.6       29.4
   304.7       422.2       Share premium                                         301.6       422.2      420.8      405.9      397.8
     0.6       (20.3)      Accumulated other comprehensive income/(loss)         (17.3)      (20.3)     (17.7)     (10.4)      (1.1)
   293.9       197.5       Retained earnings                                     330.2       197.5      215.9      228.1      234.2
---------------------                                                         --------------------   -------------------------------
   626.4       629.3         Total shareholders' equity                          641.8       629.3      648.9      653.2      660.3
---------------------                                                         --------------------   -------------------------------
11,373.8    10,808.1             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   10,446.0    10,808.1   10,794.3   10,558.2   10,234.9
=====================                                                         ====================   ===============================


                         IMPAIRED LOANS
    23.4        25.7     Loans                                                    24.9        25.7       22.7       22.6       24.4
                         Related reserves
     9.5         7.5     - Specific                                                7.0         7.5        6.6        5.8        5.5
    16.5        20.1     - General                                                20.0        20.1       20.4       21.1       20.9
---------------------                                                         --------------------   -------------------------------
    26.0        27.6         Total                                                27.0        27.6       27.0       26.9       26.4
=====================                                                         ====================   ===============================
    111%        107%     Coverage ratio                                           109%        107%       119%       119%       108%

     7.0         1.1     Net charge offs/(recoveries) **                           1.2         0.1        0.3       (0.2)      (0.9)
---------------------                                                         --------------------   -------------------------------

                         CAPITAL RATIOS
   14.1%       15.3%     Tier I                                                  16.3%       15.3%      14.7%      14.8%      15.2%
   14.5%       15.8%     Total capital                                           16.9%       15.8%      15.2%      15.3%      15.7%


------------------------------------------------------------------------------------------------------------------------------------

* Prior period per share data have been restated to reflect the 1-for-10 stock dividend paid to shareholders of record on December 31, 2001.
**  Net of recoveries

                                                            BANK OF BERMUDA
                                                    CHANGES IN SHAREHOLDERS' EQUITY
                                                         (Dollars in millions)


                                                                                                       For the Quarter
                                                                                       -------------------------------------------
  For the Year                                                                             2001           2002
                                                                                       ---------------   -------------------------
-----------------
2000        2001                                                                        3rd      4th      1st      2nd       3RD
-----------------                                                                      ---------------   -------------------------


535.9      626.4     Balance, beginning of period                                      628.6    641.8    629.3    648.9     653.2
115.8       60.1     Net income                                                         23.9      1.4     26.6     20.4      14.1
  -          -       Common shares issued
 20.3        -        - for warrants exercised                                             -        -        -        -         -
  7.1        5.8      - through dividend reinvestment plan                               1.4      1.4      1.4      1.3       1.0
  0.7        5.9      - through employee incentive plans                                 0.6      1.6      3.0      1.1       0.8
  -        (19.3)    Shares repurchased and cancelled                                  (11.0)    (6.2)    (5.8)   (15.9)    (13.2)
(11.6)       1.9     Common shares held by affiliates                                    6.4      0.4        -     (1.8)      3.1
  5.2      (18.2)    Net unrealised gains/(losses) on available for sale securities     (5.1)    (1.5)     4.6     (0.5)      6.8
(41.2)     (29.9)    Cash dividends paid                                                (7.5)    (7.5)    (8.2)    (8.1)     (8.0)
 (5.8)      (2.7)    Translation gain/(loss)                                             4.5     (1.5)    (2.0)     7.8       2.5
   -        (0.6)    Stamp duty on stock dividend                                          -     (0.6)       -        -         -
-----------------                                                                      ---------------   -------------------------
626.4      629.4     Balance, end of period                                            641.8    629.3    648.9    653.2     660.3
=================                                                                      ===============   =========================

                                                            BANK OF BERMUDA
                                                         AVERAGE BALANCE SHEET
                                                         (Dollars in millions)


                                                                                             For the Quarter
                                                                                 --------------------------------------

                          For the Year                                                           2001
---------------------------------------                                          --------------------------------------
      2000                   2001                                                     3rd                    4th
---------------------------------------                                          --------------------------------------
Average    Average    Average   Average                                          Average   Average    Average   Average
Balance     Rate      Balance    Rate                                            Balance    Rate      Balance    Rate
                                           ASSETS
 4,239      5.48%       4,090    3.89%    Deposits with banks                     4,455     3.38%      3,274     2.72%
                                          Marketable securities
 3,425      6.86%       4,105    4.66%      - AFS  (interest earning)             4,149     4.11%      4,244     3.24%
   548      6.10%         623    5.24%      - Trading                               517     6.14%        900     4.21%
                                          Loans
 1,204      8.22%       1,162    7.19%      Bermuda                               1,150     6.86%      1,145     6.34%
   445      7.30%         321    6.43%      International                           293     5.42%        280     4.88%
---------------------------------------                                          --------------------------------------
 9,861      6.41%      10,301    4.73%    Total Interest Earning Assets          10,564     4.24%      9,843     3.56%
---------------------------------------                                          --------------------------------------

    37                     37             Cash due from banks                        36                   22
                                          Marketable securities
   193                    123               - AFS non-interest earning              116                  101
   344                    366             Other assets                              399                  372
---------------------------------------                                          --------------------------------------
10,435                 10,827               Total Assets                         11,115               10,338
=======================================                                          ======================================


                                           LIABILITIES
                                          Customer deposits
 1,981      3.21%       2,273    1.73%      Bermuda       - Demand                2,888     1.79%      2,001     0.92%
 2,976      5.47%       2,706    3.58%                    - Term                  2,380     3.17%      2,680     2.54%
 2,193      3.79%       2,221    2.42%      International - Demand                2,257     2.11%      2,195     1.27%
 2,141      5.49%       2,485    4.01%                    - Term                  2,438     3.42%      2,355     2.22%
---------------------------------------                                          ---------------------------------------
 9,291      4.60%       9,685    2.99%    Total interest bearing deposits         9,963     2.59%      9,231     1.81%
     2      8.33%           1    0.00%    Securities lending agreements               2     0.00%          -     0.00%
---------------------------------------                                          --------------------------------------
 9,293      4.60%       9,686    2.99%    Total Interest Bearing Deposits         9,965     2.59%      9,231     1.81%

   229                    221             Non interest bearing deposits             219                  218
   304                    274             Other liablilities                        332                  238
   609                    646             SHAREHOLDERS' EQUITY                      599                  651
---------------------------------------                                          --------------------------------------
10,435                 10,827               Total Liab. & Shareholders' Equity   11,115               10,338
=======================================                                          ======================================


                                          NET INTEREST MARGIN
            6.41%                4.73%      Interest income / earning assets                4.24%                3.56%
            4.33%                2.81%      Interest expense / earning assets               2.44%                1.69%
        ---------            ---------                                                    -------             --------
            2.08%                1.92%      Net Interest Margin                             1.80%                1.87%
        =========            =========                                                    =======             ========

-----------------------------------------------------------------------------------------------------------------------

                                           BANK OF BERMUDA
                                        AVERAGE BALANCE SHEET
                                        (Dollars in millions)


                                          For the Quarter
                                       ------------------------------------------------------------
                                          2002
                                        -----------------------------------------------------------
                                               1st                 2nd                  3RD
                                        --------------------------------------   ------------------
                                        Average   Average   Average    Average   AVERAGE    AVERAGE
                                        Balance    Rate     Balance     Rate     BALANCE     RATE
 ASSETS
Deposits with banks                     2,520      2.58%     3,452      2.25%     3,490      2.39%
Marketable securities
  - AFS  (interest earning)             3,988      2.52%     3,060      2.67%     3,226      2.56%
  - Trading                             1,319      4.14%     1,326      4.09%     1,328      3.91%
Loans
  Bermuda                               1,244      5.96%     1,262      6.13% *   1,314      5.77%
  International                           351      3.88%       436      3.65%       370      3.65%
                                       ------------------------------------------------------------
Total Interest Earning Assets           9,422      3.27%     9,536      3.22%     9,728      3.16%
                                       ------------------------------------------------------------

Cash due from banks                        30                   50                   52
Marketable securities
  - AFS non-interest earning              100                   97                  110
Other assets                              390                  353                  228
                                       ------------------------------------------------------------
  Total Assets                          9,942               10,036               10,118
                                       ============================================================


 LIABILITIES
Customer deposits
  Bermuda       - Demand                2,208      0.85%     2,274      0.82%     2,503      0.73%
                - Term                  2,221      2.16%     2,201      2.21%     2,283      2.10%
  International - Demand                2,136      0.98%     2,373      0.95%     2,458      0.94%
                - Term                  2,071      2.20%     1,997      2.02%     1,793      2.12%
                                        ------------------------------------------------------------
Total interest bearing deposits         8,636      1.54%     8,845      1.47%     9,037      1.41%
Securities lending agreements              17      2.58%        31      2.21%        17      1.20%
                                        -----------------------------------------------------------
Total Interest Bearing Deposits         8,653      1.55%     8,876      1.48%     9,054      1.41%

Non interest bearing deposits             246                  243                  247
Other liablilities                        383                  269                  163
SHAREHOLDERS' EQUITY                      660                  648                  654
                                        -----------------------------------------------------------
  Total Liab. & Shareholders' Equity    9,942               10,036               10,118
                                        ===========================================================


NET INTEREST MARGIN
  Interest income / earning assets                 3.27%                3.22%                3.16%
  Interest expense / earning assets                1.42%                1.37%                1.31%
                                             -----------          -----------          -----------
  Net Interest Margin                              1.85%                1.85% *              1.85%
                                             ===========          ===========          ===========

---------------------------------------------------------------------------------------------------

* Quarter 2 of 2002 interest income includes $1.1 million recovery of accumulated unaccrued interest on a non-performing loan in Bermuda. The net interest margin would have been 1.80% without this recovery.

                                                        BANK OF BERMUDA
                                                 TRADING PORTFOLIO PERFORMANCE
                                                     (Dollars in thousands)

                                                                                            For the Quarter
                                                                                -------------------------------------
            For the Year                                                                       2001
------------------------------------                                            -------------------------------------
2000               2001                                                            3rd              4th
------------------------------------                                            -------------------------------------

548,000            624,000              Average trading portfolio balance       517,000             900,000
========           ========                                                     ========            ========

 35,242     6.41%   32,659     5.24%    Gross interest income                     7,698     6.14%     9,547     4.21%

 (1,060)            (5,569)             Net gain/(loss) on trading portfolio       (902)             (5,461)
--------           --------                                                     --------            --------
 34,182     6.22%   27,090     4.34%    Interest after gain/(loss)                6,796     5.45%     4,086     1.80%

   (922)*             (969)             Management fees                            (232)               (271)
--------           --------                                                     --------            --------
 33,260     6.05%   26,121     4.19%    Net performance of trading portfolio      6,564     5.27%     3,815     1.68%
========           ========                                                     ========            ========

 * In 2000 management fees were netted against interest income

                                                       BANK OF BERMUDA
                                                TRADING PORTFOLIO PERFORMANCE
                                                    (Dollars in thousands)

                                                                 For the Quarter
                                        --------------------------------------------------------------
                                                                    2002
                                        --------------------------------------------------------------
                                          1st                 2nd                  3rd
                                        --------------------------------------------------------------

Average trading portfolio balance       1,319,000             1,326,000            1,328,000
                                        ==========            ==========           ==========

Gross interest income                      13,458     4.14%      13,536    4.09%      13,088     3.91%

Net gain/(loss) on trading portfolio       (1,680)               (6,260)             (12,406)
                                        ----------            ----------           ----------
Interest after gain/(loss)                 11,778     3.62%       7,276    2.20%         682     0.20%

Management fees                              (553)                 (456)                (453)
                                        ----------            ----------           ----------
Net performance of trading portfolio       11,225     3.45%       6,820    2.06%         229     0.07%
                                        ==========            ==========           ==========